Gibson, Dunn & Crutcher LLP 555 Mission Street San Francisco, CA 94105-0921 Tel 415.393.8200 www.gibsondunn.com

Ryan A. Murr Direct: +1 415.393.8373 Fax: +1 415.374.8430 RMurr@gibsondunn.com

July 17, 2014

VIA EDGAR

Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Re:	Avanir Pharmaceuticals, Inc.

Form 10-K for the Fiscal Year Ended September 30, 2013

Filed December 11, 2013

File No. 001-15803

Dear Mr. Rosenberg:

On behalf of Avanir Pharmaceuticals, Inc. (“Avanir” or the “Company”), we are responding to the Staff’s oral comment from July 7, 2014 (the “Comment”), relating to the above-referenced filing on Form 10-K. For your convenience, we have repeated the Comment below in bold face type before the Company’s response, which is set forth in italics.

1.	We note your proposed enhanced research and development disclosure. Please confirm that you will also provide the research and development expenses by product candidate for each period presented in the financial statements and the inception-to-date period, in addition to the periods proposed.

The Company confirms that it will provide the enhanced disclosure for the periods presented in the applicable periodic report, as well as from inception to date, to the extent that such information is readily available. As discussed with the Staff, the Company does not have R&D expense information broken out by program for AVP-923 prior to approximately October 1, 2000. Although the Company began developing AVP-923 in approximately 1999, the Company does not have access to itemized R&D expense information for this program prior to approximately October 1, 2000. Thus, as indicated in the draft disclosure below, the Company proposes to present the available inception-to-date information, and disclose the limitations on the available data where the presentation has been truncated or understated. The Company will provide development expense information for all other products for the periods presented in the applicable periodic report, as well as from inception to date.

Beijing • Brussels • Century City • Dallas • Denver • Dubai • Hong Kong • London • Los Angeles • Munich

New York • Orange County • Palo Alto • Paris • San Francisco • São Paulo • Singapore • Washington, D.C.

July 17, 2014

The following table presents the Company’s proposed revised disclosure, which: (i) covers a three-year period (reflecting presentation in the Company’s annual report; for quarterly reports on Form 10-Q, the presentation would reflect a two-year period),(ii) reflects the inception-to-date data and (iii) provides certain supplemental disclosure. In addition, the Company has added a line titled “All other costs” to account for costs that are not allocated by product, such as payroll costs and certain consulting costs.

Year Ended
	Inception to Date (1)			September 30,
(In millions)				2013			2012			2011
Product candidate AVP-923 (2)	$	[XX	]	$	[XX	]	$	[XX	]	$	[XX	]
Product candidate AVP-786 (2)		[XX	]		[XX	]		[XX	]		[XX	]
Product candidate AVP-825 (2)		[XX	]		[XX	]		[XX	]		[XX	]
Approved product(s) (2)					[XX	]		[XX	]		[XX	]
All other costs (3)					[XX	]		[XX	]		[XX	]
Total				$	[XX	]	$	[XX	]	$	[XX	]

(1)	The date of inception varies for each product candidate. For AVP-923, the table includes development costs from October 1, 2000 to present date. However, the development of AVP-923 commenced in 1999.

For AVP-786, the date of inception occurred in the second fiscal quarter of 2012. For AVP-825, date of inception occurred in the fourth fiscal quarter of 2013.

(2)	Includes costs such as non-clinical, clinical research, regulatory, supply chain, etc.
(3)	Includes unallocated costs such as salaries and wages and certain consulting costs, other outside expenses and medical affairs.

The Company intends to include this R&D expense table in the Company’s quarterly report on Form 10-Q for the quarter ending June 30, 2014.

*    *    *    *    *

July 17, 2014

We appreciate the Staff’s assistance with respect to the Company’s filing and look forward to resolving any concerns the Staff may have. If you have any questions, please contact me at (415) 393-8373.

Sincerely,

/s/ Ryan A. Murr
Ryan A. Murr
Gibson, Dunn & Crutcher LLP

cc:	Christine G. Ocampo, Avanir Pharmaceuticals, Inc.